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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


                                                           Paris, April 10, 2003




              VIVENDI UNIVERSAL ISSUES CLARIFICATION ON SHARE SALES

Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] learned only on April 8, 2003, that Jean-Marie Messier sold 152,000 shares on December 21, 2001 and 106,669 shares on December 27, 2001, making a total of 258,669 Vivendi Universal shares. Vivendi Universal immediately transmitted this information to the COB and the SEC.




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